SEC           Potential persons who are to respond to the collection of
1746          information contained in this form are not required to respond
(11-02)       unless the form displays a currently valid OMB control number.

                                                         OMB APPROVAL
                                                     OMB Number: 3235-0145
                                                     Expires: December 31, 2005
                                                     Estimated average burden
                                                     hours per response.....11

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                  Audible, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

             Common Stock and Series B and Series C Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05069A104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Holland & Knight LLP
                                  195 Broadway
                               New York, NY 10007
                           Attn: Lance D. Myers, Esq.
                               Tel: (212) 513-3217
--------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 4, 2003
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS'240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS'240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05069A104.................................
--------------------------------------------------------------------------------
   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Random House, Inc....IRS No.: 13-2558190........
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   .....X.............................................................
      (b)   ...................................................................
--------------------------------------------------------------------------------
   3. SEC Use Only ............................................................
--------------------------------------------------------------------------------
   4. Source of Funds (See Instructions)....WC.................................
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e) .................
--------------------------------------------------------------------------------
   6. Citizenship or Place of Organization ...Delaware.........................
--------------------------------------------------------------------------------
  Number of         7. Sole Voting Power .... 1,250,000 shares of Series B
  Shares               Preferred Stock convertible into 1,250,000 shares of
  Beneficially         Audible common stock ("Common Stock")...................
  Owned by       ---------------------------------------------------------------
  Each              8. Shared Voting Power ....................................
  Reporting      ---------------------------------------------------------------
  Person            9. Sole Dispositive Power.... 1,250,000 shares of Series B
  With                 Preferred Stock convertible into 1,250,000 shares of
                       Common Stock............................................
                 ---------------------------------------------------------------
                   10. Shared Dispositive Power ................................
 -------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person ... 1,250,000 shares of Series B Preferred Stock convertible into 1,250,000 shares of Common Stock...............................
 -------------------------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain
           Shares (See Instructions) ...........

--------------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11) .. 100% of
            Series B Preferred Stock. Random House, Inc' s ownership
            percentage of outstanding Common Stock on a fully converted basis would be 1.8 % based on the conversion ratio as of August
            4, 2003 and based on 68,392,960 shares of Common Stock
            outstanding following the conversion of all Series B and
            Series C Preferred Stock...........................................
--------------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            ......CO............................................................
            ....................................................................
            ....................................................................
            ....................................................................
            ....................................................................
--------------------------------------------------------------------------------

CUSIP No. .. 05069A104................................
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
        .... Random House Ventures L.L.C. IRS    No.: 13-4090714..............
--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)   ........X........................................................
        (b)   .................................................................
--------------------------------------------------------------------------------
     3. SEC Use Only ..........................................................
--------------------------------------------------------------------------------
     4. Source of Funds (See Instructions).....WC..............................
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant
        to Items 2(d) or 2(e) .................
--------------------------------------------------------------------------------
     6. Citizenship or Place of Organization ..........Delaware................
--------------------------------------------------------------------------------

 Number of          7. Sole Voting Power ..... 185,185 shares of Series C
 Shares                Preferred Stock convertible into 1,851,850 shares of
 Beneficially          Common Stock, 169,780 shares of Common Stock and a
 Owned by              warrant for 878,333 shares of Common Stock ..............
 Each         ------------------------------------------------------------------
 Reporting          8. Shared Voting Power.....................................
 Person       ------------------------------------------------------------------
 With               9. Sole Dispositive Power...... 185,185 shares of Series C
                       Preferred Stock convertible into 1,851,850 shares of
                       Common Stock, 169,780 shares of Common Stock and a
                       warrant for 878,333 shares of Common Stock .............
              ------------------------------------------------------------------
                   10. Shared Dispositive Power................................
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person
        .... 185,185 shares of Series C Preferred Stock convertible into 1,851,850 shares of Common Stock, 169,780 shares of Common
        Stock and a warrant for 878,333 shares of Common Stock ................
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) ...........
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11) ... 16.7%
        of Series C Preferred Stock, and 1.53% of Common Stock including the Common Stock shares and the warrant shares. Random House
        Ventures L.L.C.'s aggregate ownership percentage of outstanding Common Stock on a fully converted basis would be 4.24 % based on the conversion ratio as of August 4, 2003 and based on 68,392,960 shares of Common Stock outstanding following the conversion of all Series B and Series C Preferred Stock.  .......................................
--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions)
        ..................CO...................................................
        .......................................................................
        .......................................................................
        .......................................................................
        .......................................................................
--------------------------------------------------------------------------------

CUSIP No. .... 05069A104..............................
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
        ...... Bertelsmann Multimedia, Inc.   IRS No.: 13-4010933..............
--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)   ........X.....................................................
           (b)   ..............................................................
--------------------------------------------------------------------------------
     3. SEC Use Only ..........................................................
--------------------------------------------------------------------------------
     4. Source of Funds (See Instructions).......WC............................
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e) .................
--------------------------------------------------------------------------------
     6. Citizenship or Place of Organization ...........Delaware...............
--------------------------------------------------------------------------------
Number of           7. Sole Voting Power ..... 185,185 shares of Series C
Shares                 Preferred Stock convertible into 1,851,850 shares of
Beneficially           Common Stock............................................
Owned by       -----------------------------------------------------------------
Each                8. Shared Voting Power ....................................
Reporting      -----------------------------------------------------------------
Person              9. Sole Dispositive Power.......... 185,185 shares of
With                   Series C Preferred Stock convertible into 1,851,850
                       shares of Common Stock..................................
               -----------------------------------------------------------------
                   10. Shared Dispositive Power ...............................
--------------------------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person
        ... 185,185 shares of Series C Preferred Stock convertible into
        1,851,850 shares of Common Stock.......................................
--------------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) ...........
--------------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11) ... 16.7 % of Series C Preferred Stock.

        Bertelsmann Multimedia, Inc.'s ownership percentage of outstanding Common Stock on a fully converted basis would be 2.7 % based on the conversion ratio as of August 4, 2003 and based on 68,392,960 shares of Common Stock outstanding following the conversion of all Series B and
        Series C Preferred Stock...............................................
--------------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions)
        .........CO............................................................
        .......................................................................
        .......................................................................
        .......................................................................
        .......................................................................
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

This statement relates to shares of Common Stock, par value $0.01 per share, shares of Series B Preferred Stock, par value $0.01 per share, and shares of Series C Preferred Stock, par value $0.01 per share of Audible, Inc., a Delaware corporation ("Company"), with its principal office located at 65 Willowbrook Blvd., Wayne, NJ 07470.

Item 2.  Identity and Background

This statement is filed on behalf of Random House, Inc, a Delaware corporation with its principal place of business at 1745 Broadway, New York, NY 10019 and its subsidiary Random House Ventures L.L.C., a Delaware limited liability company with its principal place of business at 1745 Broadway, New York, NY 10019 and Random House, Inc.'s sister company Bertelsmann Multimedia, Inc., a Delaware corporation with its principal place of business at 1540 Broadway, New York, NY 10036. During the past five years, none of Random House, Inc, Random House Ventures L.L.C. or Bertelsmann Multimedia, Inc. has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of them been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

In 2000, Random House Ventures L.L.C. acquired 169,780 shares of Common Stock for an aggregate purchase price of $1,000,000, which amount was funded by Random House Ventures L.L.C.'s working capital. In 2000, Audible issued to Random House Ventures L.L.C. a warrant to purchase 878,333 shares of Common Stock at a scale of prices ranging from $5.89 to $50 per share (600,000 at $5.89, 50,000 at $8.00, 50,000 at $10.00, 50,000 at $12.00, 50,000 at $20.00, 33,333 at $30.00,
25,000 at $40.00 and 20,000 at $50.00).

In March 2002, Random House, Inc. acquired 1,250,000 shares of Audible Series B Convertible Preferred Stock in exchange for the waiver of a cash payment that was due from Audible to Random House, Inc. in 2002 in the amount of $1,250,000 in connection with the Co-Publishing, Marketing and Distribution Agreement between the parties.

On August 1, 2003, Random House Ventures L.L.C. and Bertelsmann Multimedia, Inc. entered into an agreement with Audible to each acquire 185,185 shares of Audible Series C Convertible Preferred Stock, par value $0.01 per share, at a price of $5.40 per share for an aggregate purchase price of $1,999,998, which amount was funded by Random House Ventures L.L.C. and Bertelsmann Multimedia, Inc. working capital. The sale of shares to Random House Ventures L.L.C. and Bertelsmann
Multimedia, Inc. under this agreement closed August 4, 2003.

Item 4.  Purpose of Transaction

Random House, Inc.'s, Random House Ventures L.L.C.'s and Bertelsmann Multimedia, Inc.'s acquisitions of Audible shares have been made for investment purposes. Depending on future evaluations of the business prospects of Audible and other factors, including, but not limited to, general economic and business conditions, Random House, Inc., Random House Ventures L.L.C. and Bertelsmann Multimedia, Inc. may retain or, from time to time, increase its holdings or dispose of all or a portion of its holdings, subject to any applicable legal and contracted restrictions on its ability to do so. Random House, Inc., Random House Ventures L.L.C. and Bertelsmann Multimedia, Inc. have no present plan or intention that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) Random House, Inc. beneficially owns 1,250,000 shares of Series B Preferred Stock. The 1,250,000 shares represent 100% of the class of Series B Preferred Stock based on 1,250,000 shares of Series B Preferred Stock outstanding as of August 4, 2003. Random House Ventures L.L.C. and Bertelsmann Multimedia, Inc. each beneficially own 185,185 shares of Series C Preferred Stock. The 370,370 shares represent 33% of the class of Series C Preferred Stock based on 1,111,111 shares of Series C Preferred Stock outstanding as of August 4, 2003. Random House Ventures L.L.C. beneficially owns 169,780 shares of Common Stock, and a warrant for 878,333 shares of Common Stock. The 169,780 shares and the warrant for 878,333 shares represent 1.53% of Audible's Common Stock based on the conversion ratio as of August 4, 2003 and based on 68,392,960 shares of Common Stock outstanding following the conversion of all Series B and Series C Preferred Stock.

         (b)  (i) Sole Power to Vote or Direct the Vote:

              Random House, Inc: 1,250,000 shares of Series B Preferred Stock convertible into 1,250,000 shares of Common Stock based on the conversion ratio as of August 4, 2003

              Random House Ventures LLC: 185,185 shares of Series C Preferred Stock convertible into 1,851,850 shares of Common Stock, 169,780 shares of Common Stock and a warrant for 878,333 shares of Common Stock

              Bertelsmann Multimedia, Inc.: 185,185 shares of Series C Preferred Stock convertible into 1,851,850 shares of Common Stock.;

              (ii) Shared Power to Vote or Direct the Vote:      0 shares

             (iii) Sole Power to Dispose or Direct the Disposition:

              Random House, Inc: 1,250,000 shares of Series B Preferred Stock convertible into 1,250,000 shares of Common Stock based on the conversion ratio as of August 4, 2003

              Random House Ventures LLC: 185,185 shares of Series C Preferred Stock convertible into 1,851,850 shares of Common Stock, 169,780 shares of Common Stock and a warrant for 878,333 shares of Common Stock

              Bertelsmann Multimedia, Inc.: 185,185 shares of Series C Preferred Stock convertible into 1,851,850 shares of Common Stock;

              (iv) Shared Power to Dispose or Direct the Disposition:   0 shares

         (c)  None

         (d)  None

         (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Series C Convertible Preferred Stock Purchase Agreement

Pursuant to the Series C Convertible Preferred Stock Purchase Agreement between Audible, Random House Ventures L.L.C., Bertelsmann Multimedia, Inc. and other investors dated as of August 1, 2003, Random House Ventures L.L.C. and Bertelsmann Multimedia, Inc. each agreed to acquire 185,185 shares of Audible Series C Convertible Preferred Stock for a purchase price of $5.40 a share.

Series B Convertible Preferred Stock Purchase Agreement

Pursuant to the Series B Convertible Preferred Stock Purchase Agreement between Audible and Random House, Inc., dated as of March 25, 2002, Random House, Inc. agreed to acquire 1,250,000 shares of Audible Series B Convertible Preferred Stock in exchange for the waiver of a cash payment that was due from Audible to Random House, Inc. in 2002 in the amount of $1,250,000 in connection with the Co-Publishing, Marketing and Distribution Agreement between the parties.

Item 7.  Material to Be Filed as Exhibits

Exhibit A - Joint Filing Agreement between Random House, Inc., Random House Ventures L.L.C., and Bertelsmann Multimedia, Inc. dated August 12, 2003.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
-------------------------------------------------------------------------------
RANDOM HOUSE, INC.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Date:  August 13, 2003
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Signature:  /s/ Richard Sarnoff
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Name/Title:  Richard Sarnoff, EVP, Corporate Development
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
RANDOM HOUSE VENTURES L.L.C.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Date:  August 13, 2003
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Signature:  /s/ Richard Sarnoff
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Name/Title:  Richard Sarnoff, President
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
BERTELSMANN MULTIMEDIA, INC.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Date:  August 13, 2003
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Signature:  /s/ Robert Sorrentino
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Name/Title:  Robert Sorrentino, President
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                         STATEMENT OF DIFFERENCES

      The section symbol shall be expressed as.......................'SS'